EXHIBIT 12.1
LIONS GATE ENTERTAINMENT CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FIVE YEARS ENDED MARCH 31, 2005 AND SIX MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	Fiscal Year Ended March 31,					Six months ended September 30,
	2005	2004	2003	2002	2001	2005	2004
	$	$	$	$	$	$	$
Net income (loss) before income taxes, excluding equity interests in unconsolidated subsidiaries, write down of equity interests, gain on dilution of equity interests, gain on sale of equity interests, other equity interests and minority interests in consolidated subsidiaries	29,535	(89,554)	379	(15,356)	10,206	(35,410)	(2,195)
Interest capitalized	(1,000)	(1,300)	(300)	(2,200)	(1,500)	—	(400)
Fixed charges	25,968	16,409	9,901	11,635	10,283	10,314	12,004

TOTAL EARNINGS	54,503	(74,445)	9,980	(5,921)	18,989	(25,096)	9,409

FIXED CHARGES:
Interest expense, amortization and write-off of deferred financing costs	23,668	14,342	9,034	8,735	8,116	9,789	11,113
Estimate of interest within rent expense	1,300	767	567	700	667	525	491
Interest capitalized	1,000	1,300	300	2,200	1,500	—	400

TOTAL FIXED CHARGES	25,968	16,409	9,901	11,635	10,283	10,314	12,004

RATIO OF EARNINGS TO FIXED CHARGES	2.10	— (1)	1.01	— (2)	1.85	— (3)	— (4)

(1) Earnings were insufficient to cover fixed charges by	$90,854
(2) Earnings were insufficient to cover fixed charges by	$17,556
(3) Earnings were insufficient to cover fixed charges by	$35,410
(4) Earnings were insufficient to cover fixed charges by	$2,595